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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                               Date examination completed:
811-08236                                                                            March 31, 2002
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2. State identification Number:
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          AL                AK                 AZ                 AR                 CA                CO
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          CT                DE                 DC                 FL                 GA                HI
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          ID                IL                 IN                 IA                 KS                KY
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          LA                ME                 MD                 MA                 MI                MN
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          MS                MO                 MT                 NE                 NV                NH
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          NJ                NM                 NY                 NC                 ND                OH
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          OK                OR                 PA                 RI                 SC                SD
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          TN                TX                 UT                 VT                 VA                WA
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          WV                WI                 WY                 PUERTO RICO
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          Other (specify):
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3. Exact name of investment company as specified in registration statement:
Northern Funds
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4. Address of principal executive office (number, street, city, state, zip code):
50 South LaSalle, Chicago, Illinois 60675
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

     1. All items must be completed by the investment company.
     2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

     3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                 SEC 2198 (4-00)

                          Independent Auditors' Report
                          ----------------------------

To the Board of Directors of
the Northern Funds and the
Securities and Exchange Commission:

We have examined management's assertion about the Northern Funds' (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of March 31, 2002 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2002, and with respect to agreement of security purchases and sales, for the period from November 30, 2001 (the date of our last examination) through March 31, 2002:

..    Securities included on the safekeeping reports of The Northern Trust
     Company (the "Company") for the Northern Funds which were designated as being located in the vaults of the Company, 50 S. LaSalle St., Chicago, IL; and The Northern Trust Company of New York, 80 Broad St., New York, New York were counted and inspected by us.

..    Securities included on the safekeeping reports of the Company which were designated as being held by institutions in book entry form (which include securities owned by the Northern Funds) were confirmed by us at March 31, 2002, with the Federal Reserve Bank of Chicago and the Depository Trust Company.

..    We reviewed the Company's reconciliations, which were prepared by personnel of the Company, of the Company's safekeeping reports to the above-noted confirmations from the Federal Reserve Bank of Chicago and the Depository Trust Company and, where appropriate, tested certain reconciling items, noting the propriety of their resolution. On a test basis, we agreed securities shown on the Company's safekeeping reports to such confirmations from the Federal Reserve Bank of Chicago and the Depository Trust Company to the Company's safekeeping report.

..    We reviewed the Company's reconciliations, which were prepared by personnel of the Company, of the Company's safekeeping reports, to the statements of holdings received by the Company from its global subcustodians. We agreed all securities on the books and records of the Northern Funds to the securities designated as securities of the Northern Funds on the Company's safekeeping reports. We reviewed reconciling items between the Company's safekeeping reports and the global subcustodians' records, noting the propriety of their resolution.

..    We received independent confirmations from various mutual fund companies indicating the shares of mutual funds owned by the Northern Funds. We agreed the shares to the Company's safekeeping reports.

..    We received independent confirmations from various counterparties indicating the terms of repurchase agreements entered into by the Northern Funds. We agreed the positions to the Company's records.

..    We reviewed March 31, 2002 deposit tickets for Eurodollar deposits for the
     Company. We agreed the total deposits to the Eurodollar reconciliations obtained from the Company. We agreed all Eurodollar deposits on the books and records of the Northern Funds to the Eurodollar deposits designated as deposits of the Northern Funds on the Company's reconciliations.

..    We reviewed the broker statement received by the Company, which indicated
     the futures position as of March 31, 2002, and agreed the position to the Northern Funds books and records.

..    We reviewed custodian reports from various financial corporations indicating the Company's holdings in commercial paper notes and agreed these holdings to the Northern Funds books and records.

..    We reviewed the most recent independent public accountants' report on internal controls for the Northern Trust Corporation for the year ended December 31, 2001.

..    On a scope basis, we agreed security purchases and sales or maturities to the broker confirmations and books and records of the Northern Funds noting they had been properly recorded.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Northern Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2002 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors and management of the Northern Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                     /s/ Arthur Andersen LLP

Chicago, Illinois
May 22, 2002

                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940

We, as members of management of the Northern Funds (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of March 31, 2002, and from November 30, 2001 through March 31, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2002, and from November 30, 2001 through March 31, 2002, with respect to securities and similar investments reflected in the investment accounts of the Funds.



The Northern Trust Company


By: /s/ Stuart Schuldt
    ------------------
    Stuart Schuldt, Vice President

By: /s/ Brian Ovaert
    ----------------
    Brian Ovaert, Senior Vice President